0215

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended _____December 31, 2013________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from _____________ to _______________

Commission file number 0-27754

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
2000 Clearwater Drive
Oak Brook, IL 60523

2:46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Authorized Officer

Dated: June 13, 2014

HUB GROUP
EMPLOYEE PROFIT SHARING
AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2013 and 2012

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-36331 and 333-107745 on Form S-8 of Hub Group Inc. of our report dated June 13, 2014 appearing in this Annual Report on Form 11-K of Hub Group Employee Profit Sharing and Trust Plan for the year ended December 31, 2013.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 13, 2014

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2013 and 2012

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hub Group
Employee Profit Sharing and Trust Plan
Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 13, 2014

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
December 31, 2013 and 2012

	2013	2012
Investments, at fair value (Note 3)	$ 90,209,986	$ 74,252,381
Notes receivable from participants	1,452,984	1,266,592
Net assets reflecting all investments at fair value	91,662,970	75,518,973
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,215)	(11,120)
Net assets available for benefits	$ 91,656,755	$ 75,507,853

See accompanying notes to financial statements.

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
Year ended December 31, 2013

Contributions	
Employee	$ 5,688,351
Rollover	389,183
Employer	1,664,452
Total contributions	7,741,986
Investment income	
Net appreciation in fair value of investments	11,689,077
Interest and dividends	3,315,522
Total investment income	15,004,599
Benefits paid to participants	6,575,972
Administrative expenses	21,711
Total deductions	6,597,683
Net increase	16,148,902
Net assets available for benefits	
Beginning of year	75,507,853
End year	$ 91,656,755

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions: Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan subject to certain limitations under the Internal Revenue Code ("IRC"). In addition, participants may elect to designate a portion or all of their contributions as Roth 401(k) contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who are age fifty and over may also contribute catch up contributions as allowed under the IRC.

A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year. For the plan year ended December 31, 2013, the Company provided matching contributions equal to 50% of each participant's pretax and/or Roth contributions up to a maximum of 3% of each participant's qualified earnings or $7,650, whichever was less. For the plan year ended December 31, 2012, the Company provided matching contributions equal to 50% of each participant's pretax and/or Roth contributions up to a maximum of 3% of each participant's qualified earnings or $7,500, whichever was less. Catch up contributions are not eligible to be matched. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit sharing contributions were made in 2013.

Participant Accounts: Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit sharing contributions, as well as the participant's share of the Plan's income and any related administrative expenses and his or her withdrawals.

Automatic Enrollment: Effective October 1, 2013, the Plan includes a qualified automatic contribution arrangement, pursuant to which all newly eligible employees are enrolled automatically with a 6% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan's default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time.

Vesting: Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to employer contributions. Any forfeitures that arise are used to pay plan expenses or to reduce the employer matching contribution. As of December 31, 2013 and 2012, $10,517 and $42,781 of forfeitures were available to pay expenses or offset future employer contributions, respectively.

Payment of Benefits: On termination of service due to death, disability, retirement or termination of service due to other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. A participant may also elect to withdraw his or her rollover contributions.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Hardship Withdrawals: Subject to approval by Fidelity Investments Institutional Operations Company, Inc. (the "Recordkeeper"), participants may withdraw their employee pretax contributions, to satisfy immediate and heavy financial needs, as determined by the Plan agreement.

Investment Options: Participants direct the investment of their contributions and Company contributions into various investment options including Company common stock, certain mutual fund investments, a stable value collective trust, and a self-directed brokerage account option offered by the Plan. Participants are able to change their investment elections on a daily basis.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, interest and dividend income are recognized when received and benefit payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of U.S. generally accepted accounting principles, $1,818,878 and $1,664,452 of employer contributions receivable would have been recorded in the statement of net assets available for benefits as of December 31, 2013 and 2012, respectively. In addition, a liability for an excess contribution refundable of $127,120 and $168,240 would have been recorded at December 31, 2013 and 2012, respectively.

Use of Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation: Investments are stated at fair value (See Note 4). Purchases and sales are recorded on a trade-date basis. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties: The Plan provides for investments in common stock, a stable value fund, and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Administrative Expenses: The majority of administrative expenses are paid by the Company. In 2013, certain administrative expenses were paid from the Plan's forfeiture account.

NOTE 3 - INVESTMENTS

The following investments held by the Fidelity Management Trust Company (the "Trustee") represent 5% or more of the Plan's net assets at December 31:

	2013	2012
Fidelity Contrafund*	$ -	$ 14,815,400
Fidelity Contrafund – Class K*	20,022,544	-
Fidelity Retirement Money Market Portfolio	6,759,706	5,617,819
Hub Group, Inc. Common Stock**	6,478,346	6,872,746
Fidelity Freedom K 2020	5,670,920	5,583,165
Fidelity Freedom K 2030**	4,324,072	3,867,611

* Share class of mutual fund changed during 2013.
** Held as part of the Hub Group, Inc. Stock Fund
*** 2013 balance included for presentation purposes only as only the balance at December 31, 2012, exceeded the 5% threshold.

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 10,485,884
Common stock	1,203,193
Total appreciation	$ 11,689,077

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

(Continued)

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Mutual funds and Company common stock: The fair values of mutual fund investments and Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Money market deposit accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs). Assets included in the Fidelity Managed Income Portfolio, the stable value fund, are primarily invested in investment contracts issued by insurance companies and other financial institutions, and in nonconvertible bonds, U.S. government agency obligations, U.S. government agency-mortgage securities, asset-backed securities, collateralized mortgage obligations, commercial mortgage securities and fixed income securities. The investment objective of this fund is to seek the preservation of capital and to provide a competitive level of income. Units of participation are redeemable upon receipt of unitholder's instruction based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

While Plan investments are presented at fair value in the statement of net assets available for benefits, the difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

(Continued)

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2013		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Mutual funds			
Domestic small cap equity funds	$ 1,150,159	$ -	$ -
Domestic mid cap funds	7,429,387	-	-
Domestic large cap funds	29,562,051	-	-
Domestic fixed income funds	14,353,094	-	-
International fixed income funds	1,120,494	-	-
International equity funds	6,290,158	-	-
Lifecycle equity funds	3,656,994	-	-
Lifecycle fixed income funds	496,883	-	-
Lifecycle balanced funds	18,040,512	-	-
Real estate funds	937,052	-	-
Company common stock	6,478,346	-	-
Stable value fund	-	412,303	-
Money market account	-	282,553	-

There were no significant transfers between Level 1 and Level 2 during 2013 or 2012.

	Fair Value Measurements at December 31, 2012		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Mutual funds			
Domestic small cap equity funds	$ 686,678	$ -	$ -
Domestic mid cap funds	4,707,558	-	-
Domestic large cap funds	21,512,457	-	-
Domestic fixed income funds	13,428,354	-	-
International fixed income funds	765,844	-	-
International equity funds	5,464,063	-	-
Lifecycle equity funds	2,418,050	-	-
Lifecycle fixed income funds	468,376	-	-
Lifecycle balanced funds	16,552,814	-	-
Real estate funds	749,561	-	-
Company common stock	6,872,746	-	-
Stable value fund	-	388,582	-
Money market account	-	237,298	-

(Continued)

NOTE 5 - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on March 31, 2008, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, is in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS. Therefore, the Plan administrator believes that the Plan is qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Services. Under the modified cash basis of accounting, the Plan would disclose, rather than recognize the liability. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The Plan invests in shares of stable value funds and mutual funds managed by the Trustee or an affiliate of the Trustee, which qualify as party-in-interest transactions.

The Plan also allows loans to participants. At December 31, 2013 and 2012, the Plan had $1,452,984 and $1,266,592, respectively, in participant loans, which qualify as party-in-interest transactions.

Fees paid by the Plan to the Trustee or an affiliate of the Trustee for recordkeeping, administration, loan set-up, loan maintenance, short-term redemption fees and other charges amounted to approximately $21,711 for the year ended December 31, 2013. Investment management fees and operating expenses charged to the Plan for investments are deducted from income earned on investments and are not separately reflected. Consequently, investment management fees and operating expenses paid to parties in interest are reflected as a reduction of investment return for such investments.

At December 31, 2013 and 2012, the Plan had $6,478,346 and $6,872,746, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 162,446 and 204,546 shares of Company stock as of December 31, 2013 and 2012, respectively.

These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (MODIFIED CASH BASIS)
December 31, 2013

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Stable Value Funds		
*	Fidelity Management Trust Company	Fid Mgd Inc Port	**	406,088
		Participant Individual Brokerage Accounts		
*	Fidelity Investments	Self-Directed Brokerage Accounts	**	2,782,155
		Mutual Funds		
	Pimco	Pimco Total Rt Inst	**	1,508,865
	Neuberger Berman	NB Lg Cap Val Inv	**	1,216,303
	T. Rowe Price	TRP Div Growth	**	208,713
	Templeton	Tmpl Global Bond A	**	731,360
	DFA	DFA Emerg Mkts Val I	**	545,046
	INVS	INVS Divrs Divd R5	**	1,166,015
	RS Investments	RS Partners Y	**	747,276
	Artisan	Artisan Mid Cap Val	**	2,540,904
	Pimco	Pimco Real Rtn Bd Ad	**	403,602
	Rainier	Rainier Sm/Md Cap I	**	912,125
*	Fidelity Investments	Fidelity Invst Gr Bd	**	3,392,113
*	Fidelity Investments	Fid Real Estate Invs	**	798,481
*	Fidelity Investments	Fid Convertible Sec	**	1,136,269
*	Fidelity Investments	Fidelity Retire Mmkt	**	6,759,706
*	Fidelity Investments	Sptn Extnd Mkt Index	**	308,651
*	Fidelity Investments	Sptn Intl Index Adv	**	167,774
*	Fidelity Investments	Sptn 500 Index Adv	**	3,598,861
*	Fidelity Investments	Fid Contrafund Class K	**	20,022,544
*	Fidelity Investments	Fid Diversified Intl Class K	**	3,695,220
*	Fidelity Investments	Fid Eq Div Income Class K	**	1,100,322
*	Fidelity Investments	Fid Intl Discovery Class K	**	1,856,339
*	Fidelity Investments	Fidelity Low Pr Stk Class K	**	3,344,177
*	Fidelity Investments	Fid Puritan Class K	**	1,664,398
*	Fidelity Investments	Fid Freedom K Income	**	94,617
*	Fidelity Investments	Fid Freedom K 2000	**	260,167
*	Fidelity Investments	Fid Freedom K 2005	**	236,716
*	Fidelity Investments	Fid Freedom K 2010	**	870,481
*	Fidelity Investments	Fid Freedom K 2015	**	1,142,853
*	Fidelity Investments	Fid Freedom K 2020	**	5,670,920
*	Fidelity Investments	Fid Freedom K 2025	**	3,234,827
*	Fidelity Investments	Fid Freedom K 2030	**	4,324,072
*	Fidelity Investments	Fid Freedom K 2035	**	2,797,359

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (MODIFIED CASH BASIS)
December 31, 2013

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Fid Freedom K 2040	**	1,843,400
*	Fidelity Investments	Fid Freedom K 2045	**	940,786
*	Fidelity Investments	Fid Freedom K 2050	**	778,041
*	Fidelity Investments	Sptn US Bond Index Inv	**	222,006
*	Fidelity Investments	Fid Freedom K 2055	**	94,767
		Total mutual funds		80,336,076
		Common Stock		
*	Hub Group, Inc.	Hub Group, Inc. Common Stock	**	6,478,346
		Money Market		
*	Fidelity Investments	Money Market Fund	**	201,106
		Other		
*	Participant Loans	Loans, maturing through 2024 interest rates from 4.25% to 9.25%	**	1,452,984
				$ 91,656,755

* Represents a party-in-interest investment
** Investment is participant directed. Cost disclosure is not required.